October 4, 2010

Peggy Kim
Office of Mergers and Acquisitions
Securities and Exchange Commission
Washington, D.C. 20549-0303

Re: Whitestone REIT, Schedule TO-T filed September 17, 2010 by MacKenzie Patterson Fuller, LP and its affiliates, the Purchasers
SEC File No. 005-84834

Dear Ms. Kim:

Thank you for your letter dated September 21, 2010, regarding our recent Schedule TO-T. I will respond to the questions you asked in your letter in the order in which you posed them.

1.	We mailed the documents to Class A Shareholders.

2.
We have on occasion seen issuers fail to comply with the requirement under 14e-2, hence the statement “may be expected.”  The time period of 2 weeks is equivalent to 10 business days, and more “plain English” because easier to interpret than “business day.”

3.
There is no trading price information for the Class A common shares.  There is no “principal market” and no “high and low bid quotations” because there is “no established trading market” under Item 1002(c).  We “so state” in the offer, but voluntarily provide some further information about recent secondary market transactions for shareholders’ reference.  We do not believe that providing less recent information would be useful or material.

4.
We did not perform a valuation for this offer.  There is nothing to provide in tabular format.  We started with the net tangible book value and then used the various factors described in the offer to establish the price of $8.  Any tabular presentation would be misleading, implying that there was an exact calculation to arrive at our offer price, which there was not.

Closing paragraphs: While acknowledging the Staff’s positions, and without implying any specific issue with such position, we respectfully decline to make the statements requested. There is no requirement that we do so.  To the extent the requested statements are accurate statements of applicable law, there is no reason to obtain from bidders a recitation of such law.  To the extent the statements go beyond applicable law or reflect interpretations of law that may be open to dispute, it would not be fair or appropriate to require bidders to make statements that might prejudice their right to take a contrary position at some later time, if the occasion arose.

Please let me know if you have any questions or further comments. Thanks.

Very Truly Yours,

Chip Patterson
Senior Vice President and General Counsel